October 31, 2024

Thomas P. Gallagher
Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540

       Re: Miami International Holdings, Inc.
           Amendment No. 10 to
           Draft Registration Statement on Form S-1
           Submitted September 20, 2024
           CIK No. 0001438472
Dear Thomas P. Gallagher:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 10 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Competitive Strengths
Focus on Innovation and Product Development, page 7

1. Please reconcile your statement here and on pages 43 and 178 that you "do not intend to launch any crypto-related products or services in the near future on [your] national securities exchanges which are regulated by the SEC (MIAX, MIAX Pearl, MIAX
       Emerald or MIAX Sapphire)," with your statement on page 41 that you "anticipate launching several new products in the future, including Bloomberg Indices Products, futures and options on cryptocurrencies and other financial products, subject to
 October 31, 2024
Page 2

       regulatory approval (emphasis added)."
Risk Factors
Risks Related to Owning a Clearing House
MGEX may incur large credit exposures on settlement days, page 33

2. We note your statement here that "[a]s a fully collateralized clearing house, MIAXdx is not exposed to credit exposures on settlement (or any other) days, although it could be exposed in the event it offers margin on cleared products in the future (upon CFTC approval) (emphasis added)." We also note your disclosure on page 6 that MIAXdx intends, subject to CFTC approval, to incorporate an intermediated model and offer margin on cleared products in connection with this change to an intermediated model.
       Given your plan to transition MIAXdx to an intermediated model, please expand your discussion of the credit exposure and other risks in the offering of margin on cleared products.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 96

3. As you have described on page 51, Pyth tokens are based on a highly volatile asset, and fluctuation in the price of the Pyth tokens have in the past affected and may affect your financial results in the future. As the volatility of crypto assets is inherent to your operations, revenue generating activities, business strategy, and industry, it appears that gain on sale and unrealized gain on derivative assets (pre-adoption of ASU 2023-
       08) are part of your normal, recurring operations. Please tell us how this adjustment complies with the guidance in Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Key Business Metrics, page 98

4. Refer to the section on options in the table. On page 101 you disclose that the $13.9 million decrease in options transaction and clearing fees was primarily the result of a
       6.7% decrease in options market share and a 1.5% decrease in transaction and clearing fees revenue per contract, partially offset by a 4.5% increase in options market ADV.
       On page 98 you disclose total options revenue per contract (RPC) increased 12.2% for the six months ended June 30, 2024, as well as increases in total market contracts and market ADV. Please tell us and enhance future amendments to more fully explain why the decline in MIH market share had a greater impact than these increases.
Cost of Revenues, page 118

5. We note that brokerage, clearing, and exchange fees increased $40.4 million, or
       277.4%, for the year ended December 31, 2023, which you attribute to an increase in clearing fees due to the acquisition of Dorman Trading in October of 2022. However, the increase for the six months ended June 30, 2024, was only 22.7%. Please enhance your disclosures in future amendments to clarify how the acquisition of Dorman
       Trading impacted trends in your brokerage, clearing and exchange fees considering the impact to operating income. Refer to Item 303(2)(i) of Regulation
S-K.
 October 31, 2024
Page 3
Business
Our Competitive Strengths
Proprietary MIAX Exchange Technology Platform, page 176

6. Please revise your discussions in this section to include MIAX Sapphire. Our Growth Strategy
Increasing our international presence, page 182

7. We note you are currently replatforming the BSX trading system and expect to launch a new BSX trading platform by April 2025. Please revise your disclosure to provide more details about the replatforming, including without limitation any different features or functions of the new trading platform.
Competition
Competition in Our Exchange Businesses, page 185

8. Please update your discussions in this section to include Green Impact Exchange,
       LLC.
Note 2. Summary of Significant Accounting Policies
Safeguarded Customer Digital Assets and Liabilities, page F-12

9. In order to help us evaluate your crypto asset activities, please respond to the following:
           Walk us through a typical physically settled crypto futures and options transaction for which you provide clearing services. Your response should include a discussion of the flow of fiat currency/cash and crypto assets from start-to-finish, including all roles in the transaction.
           Tell us whether you clear crypto futures/options on behalf of entities that sell physically settled contracts. If so, tell us whether you have a safeguarding obligation as an agent. Explain the basis for your response.
           In addition to the information requested in the bullet above, clarify for us whether you believe you have a safeguarding obligation, as an agent, with respect to contracts issued by others for which you provide clearing services. You disclose that MIAXdx maintains custody of participant crypto-asset margin
           deposits on behalf of participants to support their trading portfolio and crypto-
           asset balances of participants held at the MIAXdx clearing house may be backing orders, trades, or positions. Please clarify for us whether customers were required to post margin equal to the full value of open physically settled positions.
           Tell us how customers access information about their crypto assets and whether or not they may access that information through your platform, application, or website.
           Explain to us the nature of your contractual relationships with all of the parties to these transactions.
           On page 5, you disclose that (i) MIAXdx has delisted all of its physically settled products on its DCM and SEF and (ii) MIAXdx intends to no longer offer any physically settled crypto products and is in the process of developing certain cash
 October 31, 2024
Page 4

           settled products to trade on the MIAXdx DCM and SEF. Tell us whether the delisting includes your DCO.
             Tell us whether or not you believe that delisting all physically settled crypto options/futures relieves you of your obligation to recognize a safeguarding obligation and if yes, tell us your reasoning.
Note 12. Goodwill and Intangible Assets, page F-77

10. Beginning on page 87, you disclose that in 2021, you entered into agreements with a wholly owned subsidiary of Pyth Data Foundation to create a data feed and begin publishing limited derived equities market data for certain symbols from MIAX Pearl
       Equities on the Pyth Network. In exchange, you were granted the right to receive 500 million Pyth tokens, which were locked and restricted from trading, and which unlock annually over a four-year period in equal tranches. Please respond to the following:
           Tell us the pertinent rights and obligations related to these agreements.
             o Tell us what you mean when you say that the tokens are locked and restricted from trading. In your response, clarify whether the locked tokens are held by an address controlled by you or held by an address controlled by another entity.
             o Tell us whether you performed or are required to continue to perform services to receive the tokens.
             o Tell us the basis for why the tokens initially unlocked annually.

             Tell us how you initially accounted for the transaction and why, citing the accounting literature applied.
            o Tell us your consideration of whether the transaction should be accounted for under ASC 606.
            o Tell us how you considered the initial accounting for the transaction when accounting for the reminted Pyth tokens.
             With respect to your accounting for the remaining 375 million locked tokens to be distributed to you, tell us why you believe these tokens meet the definition of a derivative and cite the accounting literature applied and how you applied it to your facts and circumstances.
            o Tell us who controls the remaining 375 million locked tokens and the basis for your determination.
            o Tell us why the reminted tokens unlock annually starting in 2024 despite the fact that the initial four-year period is now almost over.
             Tell us whether you have had any material arrangements to perform services, other than the Pyth agreement above, in which the consideration you received (or will receive) is non-cash consideration for the periods presented in your financial statements.
 October 31, 2024
Page 5

       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Herbert F. Kozlov